UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-32979
CUSIP Number: 200693109

(Check One): 9 Form 10-K 9 Form 20-F 9 Form 11-K : Form 10-Q 9 Form N-SAR 9 Form N-CSR

For Period Ended September 30, 2004

[   ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[   ] Transition Report on Form 11-K

[   ] Transition Report on Form 10-Q

[   ] Transition Report on Form N-SAR

[   ] Transition Report on Form N-CSR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Commerce One, Inc.

Full name of registrant

Former name if applicable

580 California Street, Suite 526

Address of principal executive office (Street and number)

San Francisco, California 94104

City, state and zip code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25(b), the following should be completed. (Check box if appropriate.)

(a) : The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) 9 The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) 9 The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

On October 6, 2004, Commerce One, Inc. (the "Registrant") and Commerce One Operations, Inc., our wholly-owned subsidiary ("Operations"), each filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Northern District of California ("Bankruptcy Court"). The cases have been assigned to the Honorable Dennis Montali and will be jointly administered under case number 04-32820-DM-11. No trustee, receiver or examiner has been appointed, and the Registrant and its subsidiary are acting as debtors- in-possession while being subject to the supervision and orders of the Bankruptcy Court.

Also on October 6, 2004, the Registrant entered into an Asset Purchase Agreement with Commerce Acquisition LLC (the "Buyer"), a Delaware limited liability company and wholly-owned subsidiary of ComVest Investment Partners II LLC and DCC Ventures, LLC (collectively, the "Secured Creditors"), and the Secured Creditors, to sell certain of the Registrant's assets to Buyer. Buyer subsequently agreed that, in the event the Bankruptcy Court approves a sale to a competing bidder of certain patents of Operations (the "Web Services Patents"), the Buyer will still purchase certain of the Registrant's assets other than the Web Services Patents. The hearing before the Bankruptcy Court with respect to the final sale of the Registrant's assets is currently scheduled for December 6, 2004.

The Registrant has substantially reduced its operations, having terminated all employees except 35, 32 of whom are engaged in maintaining the businesses that Registrant has entered into a definitive agreement to sell. The sale is scheduled to be completed by mid-December. Thereafter, some or all of the remaining three employees, who perform general and administrative functions for the Registrant, will be retained for some period of time as necessary to facilitate the wind-down of the Company.

The Registrant is currently managing its assets as a debtor in possession pursuant to Sections 1107 and 1108 of the Bankruptcy Code and is in the process of liquidating its assets for the benefit of its estate and creditors. The Registrant expects to file a plan of liquidation with the Bankruptcy Court calling for the distribution of its remaining assets and the distribution of all of the proceeds therefrom to its creditors. The Registrant currently expects that its outstanding liabilities will exceed the net proceeds from the sale of its assets, leaving nothing to pay out to the Registrant's stockholders.

The Registrant has requested that the Staff of the Securities and Exchange Commission (the "Commission") indicate that it would not recommend enforcement action if the Registrant followed certain modified reporting procedures in lieu of filing the regular periodic reports specified under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended and the rules promulgated thereunder (the "No Action Request"). As of the date hereof, the Registrant has not received a formal response from the Commission with regard to its No Action Request. The Registrant does not intend to file its Form 10-Q for the fiscal quarter ended September 30, 2004 (the "Form 10-Q") and in lieu of filing the Form 10-Q, the Registrant intends to file under Form 8-K copies of monthly operating reports that are required to be filed with the Bankruptcy Court pursuant to Bankruptcy Code Section 2015.

As a result of the Registrant's inability to comply with the reporting requirements under the Securities Exchange Act of 1934, its securities will no longer be eligible for resale under Rule 144 of the Securities Act of 1933. In addition, holders of the Registrant's stock may no longer use the Registrant's registration statement on Form S-3 for resales or conversions of such securities.

PART IV - OTHER INFORMATION

  Name and telephone number of person to contact in regard to this notification:

  Peter Seidenberg (415) 283-3204

  (Name) (Area Code) (Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

  : Yes 9 No

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

  : Yes 9 No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the bankruptcy filing, the winding up of the Registrant's operations and the ongoing orderly liquidation of the Registrant's assets, the Registrant's financial statements for the fiscal quarter ended September 30, 2004 will change significantly from the fiscal quarter ended September 30, 2003. However, an estimate of these changes cannot be made at this time because: (i) the Registrant has not closed its books for the fiscal quarter ended September 30, 2004 and does not intend to do so due to the departure of its accounting staff; (ii) the Registrant has not retained an independent accounting firm to review its financial statements; and (iii) the Registrant will need to revise financial statements to utilize the liquidation method of accounting as a result of the events described in Part III of this filing.

Commerce One, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.
Date:	November 10, 2004	By:	/s/ Peter Seidenberg
		Name:	Peter Seidenberg
		Title:	Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).